March 17, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:		Mr. Tom Kluck

	RE:	Playa Hotels & Resorts B.V.
Withdrawal of Registration Statement on Form S-1 (File No. 333- 213831)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Playa Hotels & Resorts N.V. (the “Company”), successor to Playa Hotels & Resorts B.V. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-213831), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally confidentially submitted to the Commission on October 14, 2014 and was originally filed with the Commission on September 27, 2016. The Company is seeking withdrawal of the Registration Statement because the Registrant recently consummated a business combination and the Company, as successor, no longer intends to pursue the offering covered by the Registration Statement.

The Company, as successor to the Registrant, confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company, as successor to the Registrant, within the meaning of Rule 405 under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Hogan Lovells US LLP, Attn: Michael McTiernan, 555 Thirteenth Street, NW, Washington, D.C. 20004, facsimile number (202) 637-5910.

If you have any questions with respect to this matter, please contact Michael McTiernan of Hogan Lovells US LLP at (202) 637-5684.

Sincerely,

Playa Hotels & Resorts N.V.

/s/ Larry Harvey

By: Larry Harvey

Title: Chief Financial Officer